NEWS RELEASE

Symbols: JJJ.X - CSE

HHHEF - OTC Pink

Consolidation of share capital

VANCOUVER, BRITISH COLUMBIA. May 25, 2021. 37 Capital Inc. (the “Company” or “37 Capital”). The Company announces that the Board of Directors of the Company has passed resolutions approving the consolidation of the Company’s share capital on a five (5) old shares for one (1) new share basis. It is anticipated that the consolidation of the Company’s share capital shall be effective on or around June 15, 2021. The Company’s name shall remain unchanged.

The Company announces the resignation of Mr. Fred Tejada from the Board of Directors of the Company as of May 1, 2021 and the Company thanks him for his past contribution. Effective as of today, the Company appoints Mr. Bedo H. Kalpakian as a director of the Company.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

/s/ Jake H. Kalpakian

Jake H. Kalpakian

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

Statements in this news release which are not historical facts are “forward-looking statements” that involve risks and uncertainties. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties such as the risk that the Company may not be able to raise the required funding or for any other reason.